CORRESP 1 filename1.htm

October 7, 2019
VIA EDGAR AND FEDEX
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Rolf Sundwall
Sasha Parikh

Re:	Adamas Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 4, 2019
File No. 001-36399
Ladies and Gentlemen:
Adamas Pharmaceuticals, Inc. (the “Company”) is submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated September 19, 2019, regarding the Company’s Annual Report on Form 10-K filed on March 4, 2019 (the “Form 10-K”).
Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated the comment into this response letter in italics.
Form 10-K for the Fiscal Year Ended December 31, 2018
Item 1. Business
Commercial activities, including sales and marketing, page 8

1.
Please tell us the name of your specialty pharmacy customer responsible for approximately 99% of your product revenue. Represent to us that you will disclose the name of this customer in future periodic filings. In addition, file your agreement with this specialty pharmacy as an exhibit and provide us proposed disclosure to be provided in future filings of the material terms under the agreement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the name of the specialty pharmacy customer is AllianceRx Walgreens Prime (“AllianceRx”). The Company has reviewed its arrangements and relationship with AllianceRx and, based on that review, believes that it is not required to file its agreement with Walgreen Co., acting on behalf of itself and its specialty pharmacy affiliates, including AllianceRx, pursuant to which AllianceRx purchases GOCOVRI from the Company (the “AllianceRx Agreement”), as a material contract.
Although it is necessary for the Company to have a specialty pharmacy to sell GOCOVRI, it is not necessary for the Company to utilize AllianceRx specifically. AllianceRx has only a non-exclusive right to purchase GOCOVRI from the Company, but has no obligation to purchase any minimum amount of GOCOVRI from the Company, and the Company has no obligation to sell

1900 Powell Street, Suite 1000 Emeryville, CA 94608
Tel|510.450.3500 Fax|510.428.0519
www.adamaspharma.com

GOCOVRI through AllianceRx. There are a number of other companies that function as specialty pharmacy companies, such as Accredo, Diplomat Pharmacy, Kroger Specialty Pharmacy. The Company believes that it would be relatively easy to enter into an arrangement, similar to its arrangement with AllianceRx, with a number of other specialty pharmacy companies through which it could sell GOCOVRI, with little or no financial impact to the Company. The Company may terminate the AllianceRx Agreement with 90 days notice and may enter into arrangements to sell GOCOVRI with other specialty pharmacy companies at any time, regardless of whether or not the AllienceRx Agreement is in force.

For the foregoing reasons, the Company does not believe that its business is substantially dependent on the AllianceRx Agreement and, therefore, the Company is not required to file the AllianceRx Agreement as an exhibit to its reports under the Securities Exchange Act of 1934 pursuant to Item 601(b)(10) of Regulation S-K

The foregoing notwithstanding, in response to the Staff’s comment, the Company will include substantially the following disclosure in Item 1 of its Form 10-K for the year ended December 31, 2019.

“We sell GOCOVRI to a specialty pharmacy and certain limited specialty distributors, which we collectively refer to as our customers. For the years ended December 31, 2019, and December 31, 2018, our largest customer, AllianceRx Walgreens Prime, or AllianceRx, was responsible for approximately [XX]% and 99% of our product revenue, respectively. We have a product purchase agreement with Walgreen Co., acting on behalf of itself and its specialty pharmacy affiliates, including AllianceRx, through which AllianceRx purchases its supply of GOCOVRI. The agreement provides that AllianceRx has the nonexclusive right to purchase GOCOVRI from us or our authorized distributors solely to dispense to patients in the United States and Puerto Rico, and that AllianceRx will purchase GOCOVRI only from us or our authorized distributors. There are no minimum purchase requirements under the product purchase agreement. We do not believe the loss of this customer would significantly impact the ability to distribute our product as we believe alternative distributors are available.”
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Please contact me at (510) 450-3507 with any questions or further comments regarding the response to the Staff’s comment.
Sincerely,
/s/ Christopher B. Prentiss
Christopher B. Prentiss
Senior Vice President, Finance and Principal Accounting Officer

cc:	Alfred G. Merriweather, Adamas Pharmaceuticals, Inc.
Jennifer J. Rhodes, Adamas Pharmaceuticals, Inc.
Kenneth L. Guernsey, Cooley LLP
Brett D. White, Cooley LLP

1900 Powell Street, Suite 1000 Emeryville, CA 94608
Tel|510.450.3500 Fax|510.428.0519
www.adamaspharma.com